Ex-99.2 a)


As of and for the year ended December 31, 1999, Cendant Mortgage Corporation (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $100 million and $50 million, respectively.


Cendant Mortgage Corporation



/s/ Terence W. Edwards                               /s/ Martin Foster
---------------------------                          --------------------------
Terence W. Edwards                                   Martin Foster
President and Chief Executive Officer                Vice President -
                                                     Servicing Management Group